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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Habersham Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

404459109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

13G
CUSIP No. 404459109

1.	Name of Reporting Person: David D. Stovall		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐N/A

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 73,000*

		6.	Shared Voting Power: 124,821*

		7.	Sole Dispositive Power: 73,000*

		8.	Shared Dispositive Power: 124,821*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 197,821*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.65%

12.	Type of Reporting Person: IN

Page 2 of 4 pages

Item 1(a).	Name of Issuer:

Habersham Bancorp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P. O. Box 1980 Highway 441 North Cornelia, Georgia 30531

Item 2(a).	Name of Person Filing:

David D. Stovall

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P. O. Box 1980 Highway 441 North Cornelia, Georgia 30531

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e).	CUSIP Number:

404459109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

N/A

Item 4.	Ownership as of December 31, 2004:

(a)	Amount beneficially owned: 197,821*

(b)	Percent of class: 6.65%

(c)	Number of shares as to which such person has

(i)	sole power to vote or direct the vote: 73,000*

(ii)	shared power to vote or direct the vote: 124,821*

(iii)	sole power to dispose or to direct the disposition of: 73,000*

(iv)	shared power to dispose or direct the disposition of: 124,821*

*	Mr. Stovall has sole voting and dispositive power with respect to 73,000 shares, all of which are subject to exercisable options. He shares voting and dispositive power with respect to 8,334 shares held jointly with his daughter and 116,487 shares held jointly with his wife. Does not include 9,621 shares held in the Habersham Savings Investment Plan as of December 31, 2004, the date with respect to which the most recent plan statement is available.

Page 3 of 4 pages

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of the Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date:	February 10, 2005

		Signature:	/s/ David D. Stovall*

		Name:	David D. Stovall

*By:	/s/ Edward D. Ariail

Attorney-in-Fact

Page 4 of 4 pages